MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2010

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR” and “FR.WT.B”, respectively. The common shares are also quoted on the OTCQX in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Encantada, La Parrilla, and San Martin Silver Mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”), First Silver Reserve Inc. (“First Silver”) and Normabec Mining Resources Ltd. (“Normabec”) as well as its indirect wholly-owned subsidiaries: First Majestic Plata, S.A. de C.V. (“First Majestic Plata”), Minera El Pilon, S.A. de C.V. (“El Pilon”), Minera La Encantada, S.A. de C.V. (“La Encantada”), Majestic Services S.A. de C.V. (“Majestic Services”), Minera Real Bonanza, S.A. de C.V. (“MRB”) and Servicios Minero-Metalurgicos e Industriales, S.A. de C.V. (“Servicios”). First Silver underwent a wind up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation in which it is involved as the plaintiff.

QUALIFIED PERSONS

Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the independent Qualified Person for the Company, and Ramon Davila, the Company’s Chief Operating Officer is also a certified Qualified Person. Leonel Lopez has reviewed the technical information reported in the National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Ramon Davila has reviewed this MD&A for QP technical disclosures. All National Instrument 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Suite 1805, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of November 8, 2010, unless otherwise stated.

THIRD QUARTER 2010 HIGHLIGHTS

  Generated Gross Revenue of $36,076,022, a 114% increase over the third quarter of 2009.

  Generated Net Revenue of $33,465,565, a 144% increase over the third quarter of 2009.

  Recognized Mine Operating Earnings of $16,869,603, a 307% increase over the third quarter of 2009.

  Earned cashflow from operations of $16,206,077 ($0.17 per share) or a 279% increase over the third quarter of 2009 and a 23% increase from the second quarter of 2010.

  Net Income after taxes was $10,278,772, a 458% increase over the third quarter of 2009.

  Basic Earnings per Share were $0.11, a 450% increase over the third quarter of 2009.

  Increased production by 76% over the third quarter of 2009 to 1,920,498 silver equivalent ounces.

  Increased sales volume by 84% over the third quarter of 2009 to 1,869,393 silver equivalent ounces.

  Reduced Total Cash Costs per ounce by 14% from the third quarter of 2009 to US$7.42 in the current quarter.

  Increased cash and cash equivalents by $19.6 million to $25.5 million and improved working capital by $19.3 million to $24.1 million on a year to date basis.

Results of Operations

Consolidated gross revenue (prior to smelting & refining charges, and metal deductions) for the quarter ended September 30, 2010 increased 114% to $36.1 million (US$34.7 million) compared to $16.8 million (US$15.4 million) for the quarter ended September 30, 2009, for an increase of $19.2 million. Compared to the second quarter ended June 30, 2010, consolidated gross revenue increased by $4.3 million or 13%. The increase in revenues in the third quarter of 2010 is primarily attributable to a 15% increase in silver ounces sold compared to the preceding quarter. The increase in ounces sold is due to the increased production from the new cyanidation plant at the La Encantada Silver Mine and from improving operating levels at the La Parrilla Silver Mine which combined to contribute a 95% increase in silver production when compared to the third quarter of 2009.

In the third quarter of 2010, the Company sold 1,869,393 ounces of silver equivalent at an average price of $19.30 per ounce (US$18.57) compared to 1,018,417 ounces in the third quarter of 2009 at an average price of $16.54 per ounce (US$15.07), representing an increase of 84% in shipments over the same quarter in 2009 and a 15% increase over the preceding quarter. In the second quarter of 2010, the Company sold 1,623,844 ounces of silver equivalents at an average price of $19.58 (US$18.68) per ounce.

Production of silver, excluding any equivalents from gold, lead or zinc, increased 95% compared to the third quarter of 2009 and by 18% over the prior quarter. The Company produced 1,823,370 ounces of silver in the current quarter, 1,538,798 ounces of silver in prior quarter and 935,996 ounces in the third quarter of 2009. In the current quarter, 95% of First Majestic’s revenue resulted from the sale of pure silver making it the purest silver producer relative to its peers.

The new plant at La Encantada achieved commercial production on April 1, 2010. The new plant produces silver doré bars which are 93-97% silver with small amounts of lead, gold and other metals making up the balance of the contents of these bars. The economic differences between doré and concentrate production are significant and are beginning to reflect in the financial numbers. Management completed a review of the economics of lead production and concluded that, based on current lead prices, ore was more valuable if processed directly through cyanidation rather than being floated, and therefore the flotation circuit was placed on care and maintenance in June 2010. As a result of discontinuing flotation, concentrate production at La Encantada decreased in the third quarter and lead as a byproduct decreased by 95% to 28,814 pounds from 549,461 pounds in the second quarter of 2010. The economics of switching from concentrate production to doré production resulted in a 56% savings of smelting and refining costs per silver ounce for consolidated operations in the third quarter of 2010 compared to the third quarter of 2009. The new La Encantada cyanidation plant achieved average throughput of approximately 3,477 tonnes per day in the third quarter as compared to 2,900 tonnes per day in the second quarter.

Total silver production for the third quarter of 2010 increased by 18% compared to the second quarter of 2010. Total silver equivalents production for the third quarter of 2010 increased 76% from the same quarter of the prior year and 16% from the prior quarter to 1,920,498 ounces of silver equivalents consisting of 1,823,370 ounces of silver, 323 ounces of gold, 1,248,086 pounds of lead and 228,517 pounds of zinc. This compares to the 1,089,481 ounces of silver equivalents produced in the third quarter of 2009, which consisted of 935,996 ounces of silver, 732 ounces of gold, 1,690,354 pounds of lead, and 8,913 pounds of zinc and compares with production in the previous quarter of 1,656,165 ounces of silver equivalents consisting of 1,538,798 ounces of silver, 541 ounces of gold and 1,494,548 pounds of lead.

Net sales revenue (after smelting and refining charges and metals deductions) for the quarter ended September 30, 2010 was $33.5 million, an increase of 144% compared to $13.7 million for the third quarter of 2009. Net sales revenue for the quarter ended September 30, 2010 increased by 16% compared to $29.0 million in the second quarter of 2010. Smelting and refining charges and metal deductions decreased to 7% of gross revenue in the third quarter of 2010 compared to 19% of gross revenue in the third quarter of 2009, due to a shift in the production mix toward silver doré which is a benefit from the new cyanidation plant at La Encantada. Average smelting charges for doré in the third quarter of 2010 were US$0.39 per silver ounce as compared to US$3.84 per silver ounce for concentrates.

The Company generated net income of $10.3 million in the third quarter of 2010, or earnings per common share (“EPS”) of $0.11 compared to a net income in the third quarter of 2009 of $1.8 million or EPS of $0.02. Net income for the third quarter of 2010 included non-cash stock-based compensation expense of $0.6 million and an income tax provision of $3.5 million. In the second quarter of 2010, net income was $8.9 million resulting in EPS of $0.10. Direct cash costs per ounce of silver (a non-GAAP measure) for the third quarter of 2010 were US$5.79, compared to US$5.56 per ounce of silver in the third quarter of 2009 and US$6.16 per ounce of silver in the second quarter of 2010. The cost increase from the same quarter of the prior year was primarily due to a stronger Mexican peso relative to the US dollar. The cost decrease from the previous quarter was attributed to increased production and improved recoveries at all three mines.

Total cash costs per ounce (including smelting, refining, metal deductions, transportation and other selling costs, and byproduct credits, which is a non-GAAP measure) for the third quarter of 2010 was US$7.42 per ounce of silver compared to US$8.64 per ounce of silver in the third quarter of 2009 and US$8.20 per ounce in the second quarter of 2010. The cost decrease was attributed to reduced smelting & refining costs (US$1.34 per ounce this quarter versus US$3.08 per ounce for the same quarter last year) related to the converting the production at La Encantada plant to doré production instead of concentrate production.

Mine operating earnings for the third quarter of 2010 increased by 307% to $16.9 million, compared to mine operating earnings of $4.1 million for the third quarter of 2009, and are associated with an increase in net revenue during the third quarter of 2010. When compared to the second quarter of 2010, mine operating earnings increased by 29% from $13.1 million to $16.9 million.

Operating income increased by 617%, or $11.8 million, to $13.8 million for the quarter ended September 30, 2010, from $1.9 million for the quarter ended September 30, 2009, due to the 84% increase in ounces sold and the 23% increase in average US$ revenue per ounce of silver sold. When compared to the second quarter of 2010, operating income increased by 38% from $10.0 million to $13.8 million.

During the quarter ended September 30, 2010, the Company spent $4.0 million in its mineral properties and a further $7.2 million in plant and equipment on a cash basis, of which $3.5 million was related to reduction of capital related liabilities. This compares to $4.1 million invested in its mineral properties and a further $6.9 million in plant and equipment on a cash basis in the third quarter ended September 30, 2009. When compared to the second quarter of 2010, the Company invested $2.6 million in mineral properties and a further $3.0 million in plant and equipment on a cash basis. In the first half of 2010, the focus of the Company was the completion of the La Encantada Cyanidation Project and building up its treasury by deferring non-essential exploration and development to the second semester of 2010. In the second half of the year, the Company has reduced its capital related liabilities and increased its capital investment and mine development programs to prepare for additional capital expansion projects at the La Parrilla Mine and the Del Toro Mine.

The material subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Minera Real Bonanza, S.A. de C.V.	Real de Catorce Silver Project	Real de Catorce property
Majestic Services, S.A. de C.V. (a labour services company)	(services for all of the above)	(services for all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)	(holding company for First Majestic Plata, Minera El Pilon, Minera La Encantada and Majestic Services)

Certain financial results in this MD&A, regarding operations and cash costs are presented in the Mine Operating Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars for comparative purposes. U.S. dollar results are translated using the U.S. dollar rates on the dates which the transactions occurred.

MINING OPERATING RESULTS

Quarter Ended		CONSOLIDATED FIRST MAJESTIC RESULTS	Year to Date
2010	2009		2010	2009
434,221	215,459	Ore processed/tonnes milled (4)	1,175,681	636,379
226	205	Average silver grade (g/tonne)	209	208
58%	66%	Recovery (%)	60%	63%
1,823,370	935,996	Commercial silver ounces produced	4,510,800	2,693,679
-	-	Pre-commercial silver ounces produced (4)	261,193	-
1,823,370	935,996	Total silver ounces produced (4)	4,771,993	2,693,679
323	732	Gold ounces produced (4)	1,721	1,969
22,794	57,503	Equivalent ounces from gold (4)	121,039	140,843
1,248,086	1,690,354	Pounds of lead produced (4)	5,284,704	5,012,255
63,433	95,112	Equivalent ounces from lead (4)	292,134	252,142
228,517	8,913	Pounds of zinc produced (4)	228,517	8,913
10,901	870	Equivalent ounces from zinc (4)	10,901	870
1,920,498	1,089,481	Total production - ounces silver equivalent (4)	5,196,068	3,087,535
1,920,498	1,089,481	Total commercial production - ounces of silver equivalent	4,934,111	3,087,535
1,869,393	1,018,417	Ounces of silver equivalent sold (1)	4,791,896	3,088,141
$7.42	$8.64	Total US cash cost per ounce (2)	$7.86	$8.44
$5.79	$5.56	Direct US cash cost per ounce (2)	$5.60	$5.58
6,207	6,597	Underground development (m)	16,370	16,126
7,819	1,017	Diamond drilling (m)	11,218	6,428
$28.68	$32.23	Total US production cost per tonne (3)	$27.80	$30.40

Quarter Ended		LA ENCANTADA RESULTS	Year to Date
2010	2009		2010	2009
295,328	68,481	Ore processed/tonnes milled (4)	754,630	213,518
242	256	Average silver grade (g/tonne)	224	268
51%	48%	Recovery (%)	50%	50%
1,160,468	268,973	Commercial silver ounces produced	2,543,975	-
-	-	Pre-commercial silver ounces produced (4)	261,193	-
1,160,468	268,973	Total silver ounces produced (4)	2,805,168	917,270
33	-	Gold ounces produced (4)	58	-
407	-	Equivalent ounces from gold (4)	2,076	-
28,814	536,454	Pounds of lead produced (4)	2,124,060	2,008,538
3,012	27,717	Equivalent ounces from lead (4)	122,074	93,545
1,163,887	296,690	Total production - ounces silver equivalent (4)	2,929,318	1,010,815
1,163,887	296,690	Total commercial production - ounces of silver equivalent	2,667,362	1,010,815
1,106,543	300,003	Ounces of silver equivalent sold (1)	2,572,442	1,007,973
$6.42	$11.84	Total US cash cost per ounce (2)	$7.23	$9.99
$5.72	$7.29	Direct US cash cost per ounce (2)	$5.45	$5.84
2,287	3,637	Underground development (m)	6,284	7,964
2,679	-	Diamond drilling (m)	4,577	2,397
$22.62	$31.77	Total US production cost per tonne (3)	$20.81	$28.75

Quarter Ended		LA PARRILLA RESULTS	Year to Date
2010	2009		2010	2009
76,618	72,988	Ore processed/tonnes milled	225,332	202,442
216	218	Average silver grade (g/tonne)	196	211
76%	74%	Recovery (%)	67%	71%
402,760	378,680	Total silver ounces produced	1,153,671	971,981
92	123	Gold ounces produced	311	494
9,526	17,189	Equivalent ounces from gold	30,564	42,441
1,219,272	1,153,900	Pounds of lead produced	3,160,644	3,003,717
60,421	67,395	Equivalent ounces from lead	170,060	158,597
228,517	8,913	Pounds of zinc produced	228,517	8,913
10,901	870	Equivalent ounces from zinc	10,901	870
483,608	464,134	Total production - ounces silver equivalent	1,365,196	1,173,889
489,531	445,044	Ounces of silver equivalent sold	1,364,516	1,169,899
$8.20	$7.34	Total US cash cost per ounce (2)	$8.36	$7.94
$3.40	$3.65	Direct US cash cost per ounce (2)	$4.11	$4.44
2,126	1,941	Underground development (m)	5,610	5,728
46	530	Diamond drilling (m)	83	2,568
$38.74	$34.56	Total US production cost per tonne (3)	$38.68	$33.68

Quarter Ended		SAN MARTIN RESULTS	Year to Date
2010	2009		2010	2009
62,275	73,990	Ore processed/tonnes milled	195,719	220,420
164	145	Average silver grade (g/tonne)	166	148
79%	84%	Recovery (%)	78%	76%
260,142	288,343	Total silver ounces produced	813,154	804,429
198	609	Gold ounces produced	1,352	1,475
12,861	40,314	Equivalent ounces from gold	88,399	98,402
273,003	328,657	Total production - ounces silver equivalent	901,553	902,831
262,840	319,553	Ounces of silver equivalent sold	896,114	916,174
$10.65	$7.36	Total US cash cost per ounce (2)	$9.12	$7.28
$9.77	$6.46	Direct US cash cost per ounce (2)	$8.17	$6.65
1,794	1,020	Underground development (m)	4,476	2,434
5,094	486	Diamond drilling (m)	6,558	1,462
$45.10	$30.33	Total US production cost per tonne (3)	$42.24	$28.99

(1) Includes 10,479 ounces in the quarter ended September 30, 2010 and (41,176) ounces for the year to date ended September 30, 2010 (after adjustments for intercompany eliminations) sold as coins, ingots and bullion from Canadian operations and minesite transfers.

(2) The Company reports non-GAAP measures which include direct costs per tonne and total cash cost (including smelting and refining charges) and direct cash cost (total cash cost less smelting and refining costs) per ounce of payable silver, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, established by the Gold Institute (Production Cost Standards, November 1999), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP on page 7 and 8.

(3) Total US production cost per tonne includes mining, processing and direct overhead at the mill site and does not include smelting and refining, transportation and other selling costs.

(4) The La Encantada mill expansion project achieved commercial production effective April 1, 2010. During the pre-commercial stage, the tables above included the production from the mill expansion, however, average silver grade, recovery, total US cash cost per ounce, direct US cash cost per ounce and total US production cost per tonne were based on production excluding pre-commercial stage production of 261,957 silver equivalent ounces during the quarter ended March 31, 2010.

RECONCILIATION OF COST OF SALES TO CASH COSTS
FOR THE QUARTER AND YEAR ENDED SEPTEMBER 30, 2010 AND 2009

“Cash cost per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies. Cash costs per ounce is a measure used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning. To facilitate a better understanding of these measures as calculated by the Company, we have provided a detailed reconciliation of these measures to our cost of sales, as reported in our Consolidated Statements of Income. Direct cash costs consist of total cash costs less smelting, refining, transportation and other selling costs.

		Three Months Ended September 30, 2010				Three Months Ended September 30, 2009
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	2,872,121	3,261,777	7,416,103	13,550,001	2,693,415	2,627,831	2,372,843	7,694,089
ADD: THIRD PARTY SMELTING AND REFINING	US$	132,823	1,783,531	534,529	2,450,883	260,825	1,395,590	1,224,079	2,880,494
DEDUCT: BY-PRODUCT CREDITS	US$	(268,655)	(1,600,649)	(39,822)	(1,909,126)	(487,540)	(1,257,511)	(326,260)	(2,071,311)
DEDUCT: ROYALTIES	US$	-	(29,794)	-	(29,794)	-	-	-	-
ADD (DEDUCT): PROFIT SHARING	US$	(98,489)	-	(823,994)	(922,483)	(53,874)	-	-	(53,874)
INVENTORY CHANGES	US$	131,883	(112,914)	367,809	386,778	(55,280)	93,860	12,302	50,882
OTHER NON-CASH COSTS	US$	(144)	12	(3,054)	(3,186)	(236,485)	(80,732)	(97,819)	(415,036)
TOTAL CASH COST (A)	US$	2,769,539	3,301,963	7,451,571	13,523,073	2,121,061	2,779,038	3,185,145	8,085,244
DEDUCT: THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS	US$	(229,536)	(1,933,695)	(812,328)	(2,975,559)	(260,825)	(1,395,590)	(1,224,079)	(2,880,494)
DIRECT CASH COST (B)	US$	2,540,003	1,368,268	6,639,243	10,547,514	1,860,236	1,383,448	1,961,066	5,204,750

TONNES PRODUCED	TONNES	62,275	76,618	295,328	434,221	73,990	72,988	68,481	215,459
OUNCES OF SILVER PRODUCED (C)	OZ	260,142	402,760	1,160,468	1,823,370	288,343	378,680	268,973	935,996
OUNCES OF SILVER EQ PRODUCED	OZ EQ	12,862	80,848	3,419	97,129	40,315	85,453	27,717	153,485
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	273,004	483,608	1,163,887	1,920,498	328,657	464,134	296,690	1,089,481

TOTAL CASH COST PER OUNCE (A/C)	US$/OZ	10.65	8.20	6.42	7.42	7.36	7.34	11.84	8.64

TOTAL CASH COST PER OUNCE	US$/OZ	10.65	8.20	6.42	7.42	7.36	7.34	11.84	8.64
THIRD PARTY SMELTING, REFINING, ANSPORT & OTHER SELLING COSTS PER OUNCE	US$/OZ	(0.88)	(4.80)	(0.70)	(1.63)	(0.90)	(3.69)	(4.55)	(3.08)
DIRECT CASH COST PER OUNCE (B/C)	US$/OZ	9.77	3.40	5.72	5.79	6.46	3.65	7.29	5.56

MINING	US$/Tonne	17.86	15.24	4.03	7.99	11.47	15.17	12.98	13.21
MILLING	US$/Tonne	17.88	17.24	16.24	16.65	13.35	14.93	11.91	13.43
INDIRECT	US$/Tonne	9.36	6.26	2.35	4.04	5.51	4.46	6.88	5.59
TOTAL PRODUCTION COST	US$/Tonne	45.10	38.74	22.62	28.68	30.33	34.56	31.77	32.23

MINING	US$/Oz.	4.27	2.90	1.03	1.90	2.94	2.92	3.31	3.04
MILLING	US$/Oz.	4.28	3.28	4.13	3.98	3.43	2.88	3.03	3.09
INDIRECT	US$/Oz.	2.24	1.19	0.59	0.96	1.42	0.86	1.75	1.29
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	0.37	0.37	0.24	0.29	0.36	0.31	0.41	0.35
SMELTING AND REFINING COSTS	US$/Oz.	0.51	4.43	0.46	1.34	0.90	3.69	4.55	3.08
BY-PRODUCT CREDITS	US$/Oz.	(1.03)	(3.97)	(0.03)	(1.05)	(1.69)	(3.32)	(1.21)	(2.21)
TOTAL CASH COST PER OUNCE	US$/Oz.	10.65	8.20	6.42	7.42	7.36	7.34	11.84	8.64
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	(0.37)	(0.37)	(0.24)	(0.29)	-	-	-	-
SMELTING AND REFINING COSTS	US$/Oz.	(0.51)	(4.43)	(0.46)	(1.34)	(0.90)	(3.69)	(4.55)	(3.08)
DIRECT CASH COST	US$/Oz.	9.77	3.40	5.72	5.79	6.46	3.65	7.29	5.56

		Year to Date September 30, 2010				Year to Date September 30, 2009
		San Martin	La Parrilla	La Encantada	Total	San Martin	La Parrilla	La Encantada	Total
COST OF SALES	US$	8,702,642	9,183,483	17,000,189	34,886,314	7,728,717	7,729,272	6,523,536	21,981,525
ADD: THIRD PARTY SMELTING & REFINING	US$	419,989	4,513,756	3,849,806	8,783,551	506,118	3,398,200	3,807,575	7,711,893
DEDUCT: BY-PRODUCT CREDITS	US$	(1,626,416)	(3,973,620)	(1,833,172)	(7,433,208)	(1,350,144)	(2,807,457)	(1,127,776)	(5,285,377)
DEDUCT: ROYALTIES	US$	-	(70,768)	-	(70,768)	-			-
ADD (DEDUCT): PROFIT SHARING	US$	(255,304)	-	(1,544,697)	(1,800,001)	(53,874)	-	(59,120)	(112,994)
INVENTORY CHANGES	US$	170,959	(10,963)	930,834	1,090,830	(849,454)	(156,540)	46,132	(959,862)
OTHER NON-CASH COSTS	US$	37	-	(7,041)	(7,004)	(126,652)	(447,293)	(31,393)	(605,338)
TOTAL CASH COST (A)	US$	7,411,907	9,641,888	18,395,919	35,449,714	5,854,711	7,716,182	9,158,954	22,729,847
DEDUCT: THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS	US$ US$	(771,314)	(4,900,569)	(4,527,778)	(10,199,661)	(506,118)	(3,398,200)	(3,807,575)	(7,711,893)
DIRECT CASH COST (B)	US$	6,640,593	4,741,319	13,868,141	25,250,053	5,348,593	4,317,982	5,351,379	15,017,954

TONNES PRODUCED (Note 1)	TONNES	195,719	225,332	754,630	1,175,681	220,420	202,441	213,518	636,379
OUNCES OF SILVER PRODUCED (C) (Note 1)	OZ	813,154	1,153,671	2,543,975	4,510,800	804,429	971,980	917,270	2,693,679
OUNCES OF SILVER EQ PRODUCED (Note 1)	OZ EQ	88,400	211,525	123,387	423,312	98,402	201,908	93,545	393,855
TOTAL OZ OF SILVER EQ PRODUCED (Note 1)	OZ EQ	901,554	1,365,196	2,667,362	4,934,112	902,831	1,173,888	1,010,815	3,087,534

TOTAL CASH COST PER OUNCE (A/C)	US$/OZ	9.12	8.36	7.23	7.86	7.28	7.94	9.99	8.44

TOTAL CASH COST PER OUNCE	US$/OZ	9.12	8.36	7.23	7.86	7.28	7.94	9.99	8.44
THIRD PARTY SMELTING, REFINING, TRANSPORT & OTHER SELLING COSTS PER OUNCE	US$/OZ	(0.95)	(4.25)	(1.78)	(2.26)	(0.63)	(3.50)	(4.15)	(2.86)
DIRECT CASH COST (B/C)	US$/OZ	8.17	4.11	5.45	5.60	6.65	4.44	5.84	5.58

MINING	US$/Tonne	17.20	16.24	4.92	9.14	10.75	13.37	12.83	12.28
MILLING	US$/Tonne	16.34	16.38	13.06	14.24	12.85	15.65	9.90	12.75
INDIRECT	US$/Tonne	8.70	6.06	2.83	4.42	5.39	4.66	6.02	5.37
TOTAL PRODUCTION COST	US$/Tonne	42.24	38.68	20.81	27.80	28.99	33.68	28.75	30.40

MINING	US$/Oz.	4.14	3.17	1.46	2.38	2.95	2.79	2.99	2.90
MILLING	US$/Oz.	3.93	3.20	3.87	3.71	3.52	3.26	2.31	3.02
INDIRECT	US$/Oz.	2.09	1.18	0.83	1.15	1.48	0.97	1.40	1.27
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	0.43	0.34	0.27	0.31	0.38	0.31	0.37	0.35
SMELTING AND REFINING COSTS	US$/Oz.	0.52	3.91	1.51	1.95	0.63	3.50	4.15	2.86
BY-PRODUCT CREDITS	US$/Oz.	(2.00)	(3.44)	(0.72)	(1.65)	(1.68)	(2.89)	(1.23)	(1.96)
TOTAL CASH COST PER OUNCE	US$/Oz.	9.12	8.36	7.23	7.86	7.28	7.94	9.99	8.44
TRANSPORT AND OTHER SELLING COSTS	US$/Oz.	(0.43)	(0.34)	(0.27)	(0.31)	-	-	-	-
SMELTING AND REFINING COSTS	US$/Oz.	(0.52)	(3.91)	(1.51)	(1.95)	(0.63)	(3.50)	(4.15)	(2.86)
DIRECT CASH COST	US$/Oz.	8.17	4.11	5.45	5.60	6.65	4.44	5.84	5.58

Note 1 – The table above does not include 261,957 silver ounces of pre-commercial production from the La Encantada mill expansion project during the quarter ended March 31, 2010, which were produced at a cost of $2,444,393 (US$2,348,346).

		Three Months Ended September 30, 2010					Year to Date September 30, 2010
INVENTORY RECONCILIATION:		San Martin	La Parrilla	La Encantada	Vancouver	Total	San Martin	La Parrilla	La Encantada	Vancouver	Total
Opening stockpile inventory	OZ EQ	2,082	74,482	311,942	-	388,506	7,443	116,539	39,713	-	163,695
Increase (reduction) of stockpile	OZ EQ	3,993	18,715	51,543	-	74,251	(1,368)	(23,342)	132,174	-	107,464
Transfer from pre-commercial stage	OZ EQ	-	-	-	-	-	-	-	191,598	-	191,598
Ending stockpile inventory	OZ EQ	6,075	93,197	363,485	-	462,757	6,075	93,197	363,485	-	462,757

Opening in process inventory	OZ EQ	29,560	40,424	69,403	-	139,387	21,241	22,521	50,077	-	93,839
Transfer from pre-commercial stage	OZ EQ	-	-	-	-	-	-	-	37,277	-	37,277
Inventory adjustments	OZ EQ	(539)	(17,760)	35,843	-	17,544	7,780	143	17,892	-	25,815
Ending in process inventory	OZ EQ	29,021	22,664	105,246	-	156,931	29,021	22,664	105,246	-	156,931

Opening finished goods inventory	OZ EQ	3,177	1,224	51,135	-	55,536	25,249	12,040	-	-	37,289
Production - silver equivalent ounces	OZ EQ	273,003	483,608	1,163,887	-	1,920,498	901,553	1,365,196	2,667,362	-	4,934,111
Shipments - silver equivalent ounces	OZ EQ	(262,840)	(489,531)	(1,106,543)	-	(1,858,914)	(896,114) (1,364,516)		(2,572,442)	-	(4,833,072)
Transfer from pre-commercial stage	OZ EQ	-	-	-	-	-	-	-	2,351	-	2,351
Inventory adjustments	OZ EQ	430	5,604	(40,628)	-	(34,594)	(16,918)	(11,815)	(29,420)	-	(58,153)
Ending finished goods inventory	OZ EQ	13,770	905	67,851	-	82,526	13,770	905	67,851	-	82,526

Total ending inventory before transfers	OZ EQ	95,088	116,767	536,581	-	748,436	297,925	116,767	536,581	-	951,273
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	60,533	60,533	-	-	-	36,880	36,880
Transfers to coins, ingots and bullion inventory	OZ EQ	(46,221)	-	-	46,221	-	(249,058)	-	-	249,058	-
Adjustment due to refining, smelting and other	OZ EQ	-	-	-	(2,418)	(2,418)	-	-	-	(30,250)	(30,250)
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(56,700)	(56,700)	-	-	-	(208,052)	(208,052)
Total inventory, all stages and products	OZ EQ	48,867	116,767	536,581	47,636	749,851	48,867	116,767	536,581	47,636	749,851

Value of ending inventory	CDN$	506,423	466,128	1,762,081	553,826	3,288,458	506,423	466,128	1,762,081	553,826	3,288,458
Value of ending inventory - Cdn$ per oz	CDN$	10.36	3.99	3.28	11.63	4.39	10.36	3.99	3.28	11.63	4.39
Exchange rate at period end		1.0298	1.0298	1.0298	1.0298	1.0298	1.0298	1.0298	1.0298	1.0298	1.0298
Value of ending inventory - US$ per oz	US$	10.06	3.88	3.19	11.29	4.26	10.06	3.88	3.19	11.29	4.26

		Three Month Ended September 30, 2010					Year to Date September 30, 2010
COST OF SALES RECONCILIATION:		San Martin	La Parrilla	La Encantada	Vancouver	Total	San Martin	La Parrilla	La Encantada	Vancouver	Total
Cash Cost	US$	2,769,539	3,301,963	7,451,571	-	13,523,073	7,411,907	9,641,888	18,395,919	-	35,449,714
Inventory changes	US$	(131,883)	112,914	(367,809)	-	(386,778)	(170,959)	10,963	(930,834)	-	(1,090,830)
Byproduct credits	US$	268,655	1,600,649	39,822	-	1,909,126	1,626,416	3,973,620	1,833,172	-	7,433,208
Smelting and refining	US$	(132,823)	(1,783,531)	(534,529)	-	(2,450,883)	(419,989)	(4,513,756)	(3,849,806)	-	(8,783,551)
Royalties	US$	-	29,794	-	-	29,794	-	70,768	-	-	70,768
Profit sharing	US$	98,489	-	823,994	-	922,483	255,304	-	1,544,697	-	1,800,001
Other	US$	144	(12)	3,054	-	3,186	(37)	-	7,041	-	7,004
Cost of sales - Calculated	US$	2,872,121	3,261,777	7,416,103	-	13,550,001	8,702,642	9,183,483	17,000,189	-	34,886,314
Average CDN/US Exchange Rate		0.9640	0.9643	0.9648	-	0.9645	0.9662	0.9662	0.9662	-	0.9662
Booked Cost of Sales	CDN$	2,979,301	3,382,684	7,686,500	-	14,048,485	9,006,892	9,504,546	17,594,528	-	36,105,966
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	169,288	169,288	-	-	-	520,411	520,411
Total Cost of Sales as Reported	CDN$	2,979,301	3,382,684	7,686,500	169,288	14,217,773	9,006,892	9,504,546	17,594,528	520,411	36,626,377

Note 1 – Net of intercompany eliminations of $1,162,934 for the quarter ended September 30, 2010 and $3,396,144 for the nine month period ended September 30, 2010.

REVIEW OF MINING OPERATING RESULTS

The production results for the third quarter of 2010 consisted of 1,920,498 ounces of silver equivalent representing an increase of 76% compared to 1,089,481 ounces of silver equivalent produced in the third quarter of 2009, and an increase of 16% compared to 1,656,165 ounces of silver equivalent (including commercial and pre-commercial production) in the second quarter of 2010.

Production in the third quarter of 2010 consisted of 1,823,370 ounces of silver, an increase of 95% compared to the third quarter of 2009, and an increase of 18% compared to the second quarter of 2010. A total of 1,248,086 pounds of lead was produced, representing a decrease of 26% compared to the third quarter of 2009, and a decrease of 16% compared to the second quarter of 2010. Gold production in the third quarter of 2010 was 323 ounces, representing a decrease of 56% compared to the third quarter of 2009, and a decrease of 40% compared to the second quarter of 2010.

The ore processed during the third quarter of 2010 at the Company's three operating silver mines: the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine amounted to 434,221 tonnes which is an increase of 102% compared to the third quarter of 2009, and an increase of 7% from the second quarter of 2010.

The average silver head grade in the third quarter of 2010 for the three mines increased 10% to 226 grams per tonne (“g/t”) silver compared to 205 g/t in the third quarter of 2009, and increased compared to 224 g/t silver in the second quarter of 2010.

Inherent in the launch of the new processing plant at La Encantada, which incorporates a mixture of old tailings with fresh ore, is the expectation that the old tailings with an average grade of 150 g/t silver, will reduce consolidated recoveries as well as the average grade of ore processed. The total combined recoveries of silver at the Company’s three plants was 58% in the third quarter of 2010 compared to 53% in the second quarter of 2010 and 66% in the third quarter of 2009 when the new cyanidation mill was not operating.

A total of 6,207 metres of underground development was completed in the third quarter of 2010 compared to 5,063 metres completed in the second quarter of 2010. The underground development program is important as it provides access to new areas in the mines and prepares them for future growth of silver production.

A total of 7,819 metres of diamond drilling was completed in the third quarter of 2010 compared to 3,090 metres drilled in the second quarter of 2010, consisting of:

  definition drilling to assist in mining activity,
  resource upgrading,
  exploration at the Company’s three mines,
  drilling at the La Esperanza area at the San Martin Mine totalling 1,017 metres.

MINE UPDATES

La Encantada Silver Mine, Coahuila, Mexico

The La Encantada Silver Mine is the Company’s largest producing underground mine located in Northern Mexico in Coahuila State and can be reached via a flight of 1.5 hours from Torreon. The mine comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 kilometres away via mostly paved roads. The La Encantada Silver Mine has a 3,500 tonnes per day (“tpd”) cyanidation processing plant, a 1,000 tpd flotation plant (currently in care and maintenance), and all the necessary and related facilities and infrastructure including a mining camp with 180 houses, administrative offices, and a private airstrip. The Company owns 100% of the La Encantada Silver Mine.

During the third quarter of 2010, the new 3,500 tpd mill achieved full production levels with an average throughput of 3,477 tpd (99% of capacity) for a total of 295,328 tonnes (dry metric tonnes) processed in the quarter compared to 2,908 tpd processed in the prior quarter. Management previously announced that the new cyanidation plant had achieved commercial operating levels effective April 1, 2010. The new plant has been operating at full production levels since July 1, 2010, producing silver at a rate of over four million ounces of silver doré annually.

Plant processing in the third quarter of 2010 increased to 295,328 tonnes processed compared to 264,552 tonnes in the second quarter of 2010, an increase of 12%. The average head grade was 242 g/t in the third quarter of 2010, representing a decrease of 2% when compared to 248 g/t in the second quarter of 2010 and a decrease of 6% compared to the 256 g/t in the third quarter of 2009. Silver recovery in the third quarter of 2010 was 51%, an increase from the 44% achieved in the second quarter of 2010, and higher than the 48% in the third quarter of 2009. Recoveries increased in the quarter due to the fine tuning of the cyanidation plant, the halting of production through the flotation circuit, and the direct feed of all fresh ore produced at the mine through the cyanidation plant.

A total of 1,163,887 equivalent ounces of silver were produced by the La Encantada plant during the third quarter of 2010, which represents an increase of 22% compared to 950,223 equivalent ounces of silver produced in second quarter of 2010, and an increase of 292% compared to the 296,690 equivalent ounces of silver produced in the third quarter of 2009. Silver production in the third quarter of 2010 consisted of 1,160,468 ounces of silver, representing an increase of 26% when compared to the 921,078 ounces produced in the second quarter of 2010, and an increase of 331% when compared to the 268,973 ounces produced in the third quarter of 2009. Lead production for the third quarter of 2010 was 28,814 pounds which was a decrease of 520,647 pounds or 95% compared to the second quarter of 2010 and a decrease of 507,640 or 95% compared to the third quarter of 2009 relating to the halting of production from the flotation circuit.

The installation of the new induction furnaces began in September 2010 and this project is now nearing completion. All civil, electrical and mechanical work has been completed with the furnaces, hydraulics and the cooling systems are fully operational. The scrubber and gas washer are presently being tested. A new precipitate dryer is being installed and new screw conveyors are expected to be installed shortly.

With the throughput in the mill at capacity, and with the induction furnaces being installed, the focus in the fourth quarter of 2010 will be refining operations in the areas of recoveries and smelting and improving costs through other operational efficiencies.

In July, the main transportation route to the mine from Muzquiz, Coahuila, was interrupted by Hurricane Alex. In collaboration with other mining companies in the area, the roads were re-opened. The interruption proved to be short lived with minimal delays in transportation of supplies and inventories to the mine. Further work is underway to improve the local transportation infrastructure to prevent future disruptions.

Underground mine development consisted of 2,287 metres completed in the third quarter of 2010 compared to 1,964 metres of development completed in the second quarter of 2010, representing a increase of 16%. This development program focused on improving haulage and logistics for ore and waste that is transported by trucks from the mine from several production areas within the mines, including the San Javier/Milagros Breccias, Azul y Oro, the new Buenos Aires areas and a newly developed area between the 660 level and the Ojuelas ore bodies. The purpose of the ongoing underground development program is to prepare for increased production levels and to confirm additional Reserves and Resources.

A total of 2,679 metres of diamond drilling was completed in the third quarter of 2010 compared to 1,898 metres of diamond drilling in the second quarter of 2010.

La Parrilla Silver Mine, Durango, Mexico

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Mexico, is a group of producing underground operations consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings, in addition to the San Marcos and the Quebradillas mines. The La Parrilla Mine includes an 850 tpd processing plant consisting of two parallel 425 tpd cyanidation and flotation circuits, buildings, offices and associated infrastructure. During the third quarter, the Company acquired through staking, an additional 16,630 hectares of land and in September 2010 the Company acquired 15 hectares of surface rights. The total mining concessions cover a contiguous area of 69,867 hectares. The Company also leases 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine.

Tonnes processed at the La Parrilla Mine were 76,618 tonnes in the third quarter of 2010, representing an increase of 2% when compared with the 75,271 tonnes processed in the second quarter of 2010, and an increase of 5% when compared with the 72,988 tonnes processed in the third quarter of 2009. The average head grade for the third quarter of 2010 was 216 g/t, 11 g/t higher than the second quarter of 2010 and 2 g/t lower than the third quarter of 2009. Recovery levels of silver in the third quarter were 76%, consistent with the second quarter of 2010, and a 2% increase from the 74% recovery level in the third quarter of 2009.

Total production was 483,608 equivalent ounces of silver in the third quarter of 2010. This was an increase of 11% compared to the second quarter of 2010 and an increase of 4% compared to the third quarter of 2009. The composition of the silver equivalent production in the third quarter of 2010 consisted of 402,760 ounces of silver, 92 ounces of gold, 1,219,272 pounds of lead and 228,517 pounds of zinc. This compares with a composition of 375,465 ounces of silver, 100 ounces of gold, 945,087 pounds of lead produced in the second quarter of 2010 and 378,680 ounces of silver, 123 ounces of gold, 1,153,900 pounds of lead and 8,913 pounds of zinc in the third quarter of 2009.

A total of 2,126 metres of underground development was completed in the third quarter of 2010, compared to 1,780 metres in the second quarter of 2010. A total of 46 metres of diamond drilling was completed in the third quarter of 2010 compared to no diamond drilling in the second quarter of 2010.

Development in the lower levels 8 and 9 of the Rosarios and La Rosa vein continued during the quarter providing access to Reserves and Resources that will be produced in the second half of 2010. Also, access to level 10 was reached via a ramp which is providing access to further Reserves, and upgrading the Indicated and Inferred Resources of the lower part of the Rosarios/La Rosa vein.

At the Quebradillas area, development was focused on the Q25 ore body which was indicated from a previous program of diamond drilling, having developed at strike and the upper part of the ore body for more than 80 metres. The access to this ore body will provide ore for the future production of zinc concentrates at the La Parrilla flotation plant. Geophysical and regional exploration and mapping is currently being carried out in order to define a broad diamond drill program scheduled for 2011.

San Martin Silver Mine, Jalisco, Mexico

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface land rights surrounding the mine, and another 104 hectares of surface land rights where the 900 tpd cyanidation plant and 500 tpd flotation plant, mine buildings, infrastructure and offices are located. The Company owns 100% of the San Martin Silver Mine. The processing plant has historically produced 100% of its production in the form of silver doré with some gold content. In early 2008, a 500 tpd flotation circuit was assembled to take advantage of the large sulphide resources at this mine, however, due to low base metal prices and high costs of smelting concentrates, the circuit was placed into care and maintenance pending further capital investment and improved sulphide mineral economics.

In the third quarter of 2010, 62,275 tonnes were processed at the San Martin Mine, representing a decrease of 3% when compared to the 64,527 tonnes milled in the second quarter of 2010 and decrease of 16% when compared to the 73,990 tonnes milled in the third quarter of 2009. The average head grade was 164 g/t in the third quarter of 2010, representing an increase of 9% when compared to the 150 g/t in the second quarter of 2010 and an increase of 13% when compared to the 145 g/t in the third quarter of 2009.

Total production of 273,003 ounces of silver equivalent in the third quarter of 2010 was 1% higher than the 269,958 equivalent ounces of silver produced in the second quarter of 2010 and 17% lower than the 328,657 equivalent ounces of silver produced in the third quarter of 2009. The equivalent ounces of silver in the third quarter of 2010 consisted of 260,142 ounces of silver and 198 ounces of gold. This compares to 242,255 ounces of silver and 428 ounces of gold produced in the second quarter of 2010, and 288,343 ounces of silver and 609 ounces of gold in the third quarter of 2009. Silver recovery levels in the third quarter of 2010 were 79% compared to 78% in the second quarter of 2010, and decreased from the 84% achieved in the third quarter of 2009.

During the third quarter of 2010, a total of 1,794 metres of underground development was completed compared to 1,319 metres in the second quarter of 2010. In addition, 5,094 metres of diamond drilling was completed in the third quarter of 2010 compared to 1,192 metres in the second quarter of 2010.

Exploration via short hole drilling into the footwall and hanging wall has shown some success with the discovery of the new San Pedro area in 2009. This underground drilling program is continuing and is confirming the presence of structures similar to the San Pedro area which are continually providing additional oxide resources. The surface exploration program which began in 2009 defined the new La Esperanza vein which runs parallel to the Zuloaga vein and has high anomalous samples from 100 to 250 grams per tonne of Ag on surface. A total of seven holes had been completed of which 6 holes have intersected economic mineralization. This first stage of the diamond drilling is expected to be concluded for final evaluation during the fourth quarter of 2010. The Company began developing an access road to this newly discovered vein in the first quarter of 2010 and was completed during the third quarter.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 393 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings.

In January 2010 the “Change of Use of Land Permit” for a new Flotation Plant was approved by the SEMARNAT. This permit was the last permit required to commence construction of a new operation in 2011. All necessary permits for the construction of a 1,000 tpd flotation mill were granted by the Mexican authorities in the fourth quarter of 2009 and the first quarter of 2010. No immediate plans are in place to commence construction; however the Company anticipates a decision in early 2011.

During the month of September 2010, the Company re-initiated development of an additional 1,000 metre ramp, which is planned to contact the third ore body at a depth of approximately 300 metres. The objective is to collect a bulk sample of approximately 5,000 tonnes and to process this sample through the La Parrilla processing plant for metallurgical test work. This testing will allow the fine tuning and final design of the flow chart for the construction of a new flotation plant. Bulk sampling and development will also help to determine the most optimal mine exploitation method. During the last 2 weeks of September a total of 50 meters were developed in this ramp, and at present the ramp is approximatedly 10% completed.

Real de Catorce Silver Project, San Luis Potosi, Mexico

The Real de Catorce Silver Project was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). As a result of the acquisition of Normabec, the Company owns 100% of the Real de Catorce Silver Project. The Real de Catorce project is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico. The Real de Catorce property consists of 22 mining concessions covering 6,327 hectares, with historical production of 230 million ounces between 1773 and 1990.

After the acquisition of the historically famous Real de Catorce silver mine, the Company completed all of the necessary transfers of ownership of the mining claims to its Normabec’s Mexican subsidiary Minera Real de Bonanza, SA de CV. The Company is now preparing a plan to reconfirm the geological information and to map out the future development activities in this very large silver mining district.

EXPLORATION PROPERTY UPDATES

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has since been discontinued as the Company focuses its capital investment on other higher priority projects, including the Del Toro Silver Mine and Real de Catorce Silver Project.

RESULTS OF OPERATIONS

Three Months ended September 30, 2010 compared to Three Months ended September 30, 2009.

	For the Quarter Ended
	September 30, 2010	September 30, 2009
	$	$

Gross revenue	36,076,022	16,845,886	(1)
Net revenue	33,465,565	13,724,803	(2)
Cost of sales	14,217,773	8,054,387	(3)
Depreciation, depletion and amortization	2,284,304	1,415,319	(4)
Accretion of reclamation obligation	93,885	105,400
Mine operating earnings	16,869,603	4,149,697	(5)
General and administrative	2,519,385	1,724,437	(6)
Stock-based compensation	584,059	505,847	(7)
	3,103,444	2,230,284
Operating income	13,766,159	1,919,413	(8)
Interest and other expenses	(390,433)	(337,208)	(9)
Investment and other income	1,126,074	85,748	(10)
Foreign exchange gain (loss)	(698,657)	(447,659)	(11)
Income before taxes	13,803,143	1,220,294
Income tax expense - current	1,044	274,327
Income tax (recovery) - future	3,523,327	(895,656)
Income tax expense (recovery)	3,524,371	(621,329)	(12)
Net income for the period	10,278,772	1,841,623	(13)
Earnings per share - basic	0.11	0.02

1.

Consolidated gross revenue (prior to smelting & refining and metal deductions) for the quarter ended September 30, 2010 was $36,076,022 or $19.30 (US$18.57) per ounce compared to $16,845,886 or $16.54 (US$15.07) per ounce for the quarter ended September 30, 2009, for an increase of $19,230,136 or 114%. The increase in the third quarter of 2010 is attributable to a 292% increase in equivalent silver ounces as the new La Encantada processing plant began commercial sales on April 1, 2010; as well, a 23% increase in US$ silver prices in the current quarter compared to the third quarter of 2009. The increase in gross revenue was partially offset by the devaluation of the U.S. dollar against the Canadian dollar.

2.

Net revenue for the three months ended September 30, 2010 increased by $19,740,762 or 144% to $33,465,565 from $13,724,803 in the third quarter of 2009, due to the same increases that affected consolidated gross revenue in the third quarter of 2010. In addition, lower smelting & refining and metal deduction charges per ounce (7.6% of gross revenue compared to 18.7% in the third quarter of 2009) contributed to the increase in net revenue in the third quarter of 2010.

3.

Cost of sales increased by $6,163,386 or 77%, to $14,217,773 in the third quarter of 2010 from $8,054,387 in the same quarter of 2009. This increase in cost of sales was related to increasing the equivalent silver ounces sold by 84% from the quarter ended September 30, 2009. In the third quarter of 2010, the Company also processed higher grade ore than the comparative period in 2009.

4.

Depreciation, depletion and amortization increased by $868,985 or 61% to $2,284,304 in the third quarter of 2010 from $1,415,319 in the same quarter of 2009, due primarily to the additional $556,542 of depreciation and amortization which commenced upon the new La Encantada mill entering into commercial stage production effective April 1, 2010.

5.

Mine operating earnings increased by $12,719,906 or 307% to $16,869,603 for the quarter ended September 30, 2010, compared to $4,149,697 for the same quarter in the prior year. This is primarily due to the $19,740,762 increase in net revenue, and is offset by the higher cost of sales and depreciation, depletion and amortization expenses during the third quarter of 2010.

6.

General and administrative expenses increased by $794,948 or 46% compared to the prior year primarily due to an aggressive investor relations campaign and an increase in salaries and benefits year over year.

7.	Stock-based compensation increased by $78,212 or 15% due to more options vesting in the third quarter of 2010.

8.

Operating income increased by $11,846,746 or 617% to $13,766,159 for the quarter ended September 30, 2010, compared to an operating income of $1,919,413 for the quarter ended September 30, 2009, due to the increase in mine operating earnings associated with higher production levels and higher silver prices.

9.

During the quarter ended September 30, 2010, interest and other expenses increased by $53,225 or 16% to $390,433 compared to $337,208 for the quarter ended September 30, 2009 and is primarily due to interest charges relating to the debt facilities with FIFOMI for the completion of the La Encantada cyanidation plant and the pre-payment facility associated with the advances for the sale of lead concentrates.

10.

Investment and other income increased by $1,040,326 or 1,213% compared to the same quarter in the prior year. The increase is primarily attributed to the realized gain of $1,094,778 recorded on silver futures contracts.

11.

The Company experienced a foreign exchange loss of $698,657 in the quarter ended September 30, 2010 compared to a foreign exchange loss of $447,659 in the quarter ended September 30, 2009 due to the devaluation of net monetary assets denominated in U.S. dollars related to a weakening of the U.S. dollar compared to the Canadian dollar.

12.

During the quarter ended September 30, 2010, the Company recorded an income tax expense of $3,524,371 compared to a recovery of $621,329 in the quarter ended September 30, 2009, and this is reflective of higher earnings and would consist primarily of non-cash future income taxes arising from temporary timing differences and utilization of tax loss carryforwards. The Company has sufficient tax loss carryforwards to offset the current taxable earnings in the period.

13.

As a result of the foregoing, net income for the quarter ended September 30, 2010 increased 458% to $10,278,772 or basic earnings per share of $0.11 compared to a net income of $1,841,623 or $0.02 per common share in the quarter ended September 30, 2009, for an increase of $8,437,149 compared to the same period in the prior year.

Nine months ended September 30, 2010 compared to Nine months ended September 30, 2009.

	For the Nine Months Ended
	September 30, 2010	September 30, 2009
	$	$

Gross revenue	89,811,116	50,089,619	(1)
Net revenue	80,646,464	41,136,552	(2)
Cost of sales	36,626,377	25,813,068	(3)
Depreciation, depletion and amortization	6,462,327	4,616,916	(4)
Accretion of reclamation obligation	281,806	338,610
Mine operating earnings	37,275,954	10,367,958	(5)
General and administrative	6,912,850	5,656,753	(6)
Stock-based compensation	1,928,202	2,203,394	(7)
	8,841,052	7,860,147
Operating income	28,434,902	2,507,811	(8)
Interest and other expenses	(1,636,082)	(1,102,179)	(9)
Investment and other income	1,748,007	597,764	(10)
Foreign exchange gain (loss)	(282,557)	(559,567)	(11)
Income before taxes	28,264,270	1,443,829
Income tax expense - current	65,016	445,910
Income tax (recovery) - future	6,017,571	(2,819,817)
Income tax expense (recovery)	6,082,587	(2,373,907)	(12)
Net income for the period	22,181,683	3,817,736	(13)
Earnings per share - basic	0.24	0.05

1.

Gross revenue (prior to smelting & refining charges, and metal deductions) for the nine month period ended September 30, 2010 was $89,811,116 compared to $50,089,619 for the nine month period ended September 30, 2009, for an increase of $39,721,497 or 79%. A 55% increase in silver equivalent ounces sold in 2010, compared to the similar period in 2009, contributed to this increase. Silver prices were higher in 2010 than the comparative period in 2009, however, the stronger Canadian dollar compared to the U.S. dollar offset a portion of the favourable increase in gross revenue as silver shipments are valued in U.S dollars and translated into Canadian dollars for financial statement presentation. The average gross revenue per ounce sold on a consolidated basis was Cdn$18.74 (US$18.10) per ounce for the nine months ended September 30, 2010, compared to Cdn$16.22 (US$13.86) per ounce for the nine months ended September 30, 2009, and compared to the Comex average of US$18.07 per ounce for the same period.

2.

Net revenue for the nine months ended September 30, 2010 increased by $39,509,912 or 96%, from $41,136,552 in 2009 to $80,646,464 in 2010. Smelting and refining charges and metal deductions decreased from 18% to 10% of consolidated gross revenue during the nine month period ended September 30, 2010, compared to the nine months ended September 30, 2009, and reflects the reductions in smelting & refining charges related to sales of silver doré and precipitates compared to silver concentrates.

3.

Cost of sales increased by $10,813,309 or 42% from $25,813,068 to $36,626,377 for the nine months ended September 30, 2010. Total equivalent ounces of silver sold for nine months ended September 30, 2010 increased 55% to 4,791,896 ounces (commercial production) compared to the nine months ended September 30, 2009, the total equivalent ounces of silver sold was 3,088,141 ounces for an increase of 1,703,755 equivalent ounces.

4.

Depreciation, depletion and amortization increased by $1,845,411 or 40% to $6,462,327 in the nine months ended September 30, 2010, compared to $4,616,916 in the nine months ended September 30, 2009, and is primarily attributed to an additional $1,210,953 of depreciation expenses of the new processing plant at the La Encantada mine which achieved commercial production status effective April 1, 2010, and which requires the commencement of depreciation and amortization. Additional tonnage milled in the La Encantada cyanidation plant has increased depletion expense by $598,380 for the period. Also, in the nine months ended September 30 2009, the San Martin Mine extracted less tonnage from Reserves, and more tonnage was extracted from areas outside of Reserves, which had an impact on the depletion expense in the same period in 2009.

5.

Mine operating earnings increased by $26,907,996 or 260% to $37,275,954 for the nine month period ended September 30, 2010, compared to $10,367,958 for the same period in prior year. This is primarily due to the $39,509,912 increase in net revenue and offset by the higher cost of sales and depreciation, depletion and amortization expense during the nine months ended September 30, 2010.

6.

General and administrative expenses increased by $1,256,097 or 22% in the nine months ended September 30, 2010, compared to the same period in the prior year and is primarily due to a small increase in salaries and benefits and an aggressive program of investor relations.

7.	Stock-based compensation decreased by $275,192 or 12% due to fewer stock options vesting in the nine months ended September 30, 2010 compared to the prior year.

8.

Operating income increased by $25,927,091 or 1,034%, from $2,507,811 for the period ended September 30, 2009, to $28,434,902 for the period ended September 30, 2010. The increase is attributable to the $26,907,996 increase of mine operating earnings, and $275,192 reduction in stock-based compensation, but it was partially offset by an increase of $1,256,097 in general and administration expenses.

9.

Interest and other expenses increased by $533,903 or 48% in the nine month period ended September 30, 2010, compared to the prior year and is primarily attributed to additional interest on capital leases and financing cost relating to advance payments on silver shipments.

10.	Investment and other income increased by $1,150,243 or 192% to $1,748,007 and is primarily attributed to an increase in realized gains on silver futures contracts.

11.

There was a foreign exchange loss of $282,557 for the nine month period ended September 30, 2010, compared to a loss of $559,567 in the nine month period ended September 30, 2009. The foreign exchange loss was due to the effects of the weakening U.S. dollar on the Company’s U.S. dollar denominated net monetary assets and the strengthening of the Mexican peso on peso denominated liabilities.

12.

During the nine months ended September 30, 2010, the Company recorded an income tax expense of $6,082,587 compared to a tax recovery of $2,373,907 in the nine months ended September 30, 2009 and is reflective of earnings and would consist primarily of non-cash future income taxes arising from temporary timing differences and utilization of tax loss carryforwards. In 2009, the recovery was also attributed to a Canadian dollar equivalent of $542,906 for the adjusted tax deductibility of energy expenses which increased the tax loss carryforwards.

13.

Net income for the nine months ended September 30, 2010 was $22,181,683 or $0.24 per common share (basic) compared to net income of $3,817,736 or $0.05 per common share in 2009, for an increase of $18,363,947 or 481%, primarily due to the effects of increased production and increased silver prices.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters.

	Quarter	Net sales revenues $	Net income (loss) after taxes $	Basic and diluted net income (loss) per common share $	Stock-based compensation (9) $	Note
Year ended December 31, 2010	Q3	33,465,565	10,278,772	0.11	584,059	1
	Q2	28,963,285	8,887,116	0.10	643,964	2
	Q1	18,217,614	3,015,795	0.03	700,179	3
Year ended December 31, 2009	Q4	18,374,117	2,492,488	0.03	1,099,386	4
	Q3	13,724,803	1,841,623	0.02	505,847	5
	Q2	13,024,877	1,036,416	0.01	800,808	6
	Q1	14,386,872	939,698	0.01	896,739	7
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	8

Notes:

1.

In the quarter ended September 30, 2010, net sales increased by 4,502,280 compared to the quarter ended June 30, 2010. The increase was primarily due to a 15% increase, or 245,549 equivalent ounces of silver sold after intercompany eliminations, in the third quarter of 2010 as compared to the second quarter of 2010, and an increase in silver price during the quarter. Net income after taxes increased $1,391,656 or 16% in the quarter ended September 30, 2010, compared to the quarter ended June 30, 2010, mainly due to $3,815,298 increase in mine operating earnings that was partially offset by an increase of $2,112,041 in tax expense and an increase of $1,042,732 in foreign exchange loss compared to the second quarter of 2010.

2.

In the quarter ended June 30, 2010, net sales increased by $10,745,671 compared to the quarter ended March 31, 2010 and was primarily due to an increase of 325,185 equivalent ounces of silver sold (after intercompany eliminations) in the second quarter of 2010 compared to the first quarter of 2010. In the first quarter of 2010, pre-commercial sales were not included as equivalent ounces sold but instead were credited to the capitalization of the La Encantada mill expansion project. Net sales and net income was positively affected by an increase of the average gross revenue per ounce realized of $19.58 (US$18.68) in the quarter ended June 30, 2010 compared to $16.89 (US$16.23) in the quarter ended March 31, 2010.

3.

In the quarter ended March 31, 2010, net sales revenue was comparable to the quarter ended December 31, 2009. The Company sold an additional 153,097 equivalent ounces of silver (after intercompany eliminations) in the first quarter of 2010 compared to the fourth quarter of 2009; however, the average gross revenue per ounce realized was $16.89 (US$16.23) in the quarter ended March 31, 2010 compared to $18.71 (US$17.72) in the quarter ended December 31, 2009; an average effect of $1.82 per ounce or 10% (not including the $2.3 million profit from pre-commercial sales).

4.

In the quarter ended December 31, 2009, net sales revenue increased due to increasing silver prices. The average gross revenue per ounce of silver realized increased to US$17.72 in the quarter ended December 31, 2009, compared to US$15.07 in the prior quarter ended September 30, 2009.

5.

In the quarter ended September 30, 2009, net sales revenue increased due to rising prices. The average gross revenue per ounce of silver realized was US$15.07 in the quarter ended September 30, 2009, increasing from US$12.60 in the prior quarter ended September 30, 2009.

6.	In the quarter ended June 30, 2009, net sales revenue decreased due to losses on final settlements for which provisional payments had already been received in the prior quarter.

7.

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three-month period ended March 31, 2009. Also contributing to an increase in net sales is $1,194,452 from the sale of coins, ingots and bullion in the three months ended March 31, 2009.

8.

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metal settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million relating to net U.S. monetary liabilities in the fourth quarter of 2008.

9.

Stock-based Compensation - the net income (losses) are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

Revenues In Accordance With Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including associated metal by-products of gold, lead and zinc, after having deducted refining and smelting charges and metal deductions, and after elimination of the intercompany shipments of silver being minted into coins, ingots and bullion products. The following is an analysis of the gross revenues prior to refining and smelting charges and metal deductions, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP in Canadian and US currencies. Gross revenues are divided by shipped ounces of silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis	Quarter Ended September 30,		Year to Date September 30,
	2010 $	2009 $	2010 $	2009 $
MEXICO
Gross revenues - silver dore bars and concentrates	35,793,605	17,058,732	89,824,450	49,524,306
Less: refining & smelting charges, transportation and other selling expenses	(1,635,007)	(2,475,509)	(6,305,882)	(7,181,971)
Less: metal deductions	(1,067,581)	(716,255)	(3,302,901)	(1,841,777)
Net revenue from silver dore and concentrates shipments	33,091,017	13,866,968	80,215,667	40,500,558
Equivalent ounces of silver sold	1,858,914	1,064,600	4,833,073	3,094,046
Average gross revenue per ounce sold ($CDN)	19.26	16.02	18.59	16.01
Average exchange rate in the period ($US/$CDN)	1.0391	1.0974	1.0356	1.1700
Average gross revenue per ounce sold ($US)	18.53	14.60	17.95	13.68
CANADA
Gross revenues - silver coins, ingots and bullion	1,217,552	656,660	4,199,072	3,658,741
Equivalent ounces of silver sold, from Mexican production	56,700	38,088	207,882	209,575
Average gross revenue per ounce sold ($CDN)	21.47	17.24	20.20	17.46
Average exchange rate in the period ($US/$CDN)	1.0391	1.0974	1.0356	1.1700
Average gross revenue per ounce sold ($US)	20.67	15.71	19.51	14.92
CONSOLIDATED
Combined gross revenues - silver dore, concentrates, coins, ingots and bullion	37,011,157	17,715,392	94,023,522	53,183,047
Less: intercompany eliminations	(935,135)	(869,506)	(4,212,406)	(3,093,428)
Consolidated gross revenues - silver dore, concentrates, coins, ingots and bullion	36,076,022	16,845,886	89,811,116	50,089,619
Less: refining and smelting charges, net of intercompany	(1,622,326)	(2,440,169)	(6,246,636)	(7,146,631)
Less: metal deductions, net of intercompany	(988,133)	(680,914)	(2,918,016)	(1,806,436)
Consolidated net revenue from silver dore, concentrates, coins, ingots and bullion	33,465,565	13,724,803	80,646,464	41,136,552
Equivalent ounces of silver sold (after interco. eliminations)	1,869,393	1,018,417	4,791,896	3,088,141
Average gross revenue per ounce sold ($CDN)	19.30	16.54	18.74	16.22
Average exchange rate in the period ($CDN/$US)	1.0391	1.0974	1.0356	1.1700
Average gross revenue per ounce sold ($US)	18.57	15.07	18.10	13.86
Average market price of per ounce of silver per COMEX ($US)	18.94	14.69	18.07	13.69

At March 31, 2010, the La Encantada mill expansion project had not achieved a commercial stage of production, therefore, sales receipts in the quarter ended March 31, 2010 of $4,718,618 in connection with the sale of 262,403 silver equivalent ounces of precipitates during the pre-operating period were not recorded as sales revenues but instead were recorded as a reduction of capital in the construction in progress account. As at March 31, 2010, total cash receipts of $5,663,086 was in the connection with the sale of 316,680 silver equivalent ounces of precipitates during the pre-operating period since inauguration of the plant. Effective April 1, 2010, the cyanidation plant had reached the commercial production stage, and all sales were included in the above table.

LIQUIDITY

At September 30, 2010, the Company had working capital of $24.1 million and cash and cash equivalents of $25.5 million compared to working capital of $4.8 million and cash and cash equivalents of $5.9 million at December 31, 2009. Working capital increased by $19.3 million as a result of $37.2 million generated from operating activities, consisting of an increase in inventory by $3.0 million primarily attributed to the La Encantada cyanidation plant for various stages of mineral inventory and the warehouse inventory, and an increase of $0.5 million in prepaid expenses and other relating to advances to suppliers and contractors. Accounts payable and accrued liabilities increased by $2.0 million due to timing of payments to vendors and accrual of the employee profit sharing plan as per Mexican government legislation. The current portion of debt facilities increased by $1.1 million, relating to the increase in the pre-payment facility the Company has drawn relating to the lead concentrates compared to as at December 31, 2009. Also, the current portion of capital leases decreased by $0.7 million due to payments during the period.

During the quarter ended September 30, 2010 the Company spent $4.0 million on mineral properties and a further $7.2 million on plant and equipment on a cash basis, of which $3.5 million was related to reduction of capital related liabilities.

In September and October of 2010, the Company fully repaid from cashflows the balance of $4.0 million in FIFOMI loans outstanding, thereby saving ongoing related finance charges of 12.4% and releasing its security and loan guarantees.

The Company is succeeding with its objective of accumulating cash in treasury, restoring funds which were consumed during the completion of the La Encantada expansion project.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

The Company is assessing its long term expansion plans and associated funds requirements. Cash flows from operations were strong at $18.8 million in the third quarter of 2010. Also, there remain 6,280,027 warrants outstanding with an average exercise price of $3.44 which expire in March and August 2011, and which could potentially generate an additional $21.6 million of expansionary capital for the Company in 2011.

2010 OUTLOOK

This section of the MD&A provides management’s production and costs forecasts for 2010. These are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

The Company completed a revision of its budget expectations for the second half of 2010. Based on this detailed review of costs and production forecasts, combined with the production level achieved in the third quarter of 2010, it remains likely that the Company will achieve its 2010 production target of 6.3 million silver ounces (6.9 million ounces of silver equivalents). The Company is also continuing with its review of opportunities to maximize its profit per ounce of silver while continuing to find operational efficiencies to reduce its costs and compensate for a stronger Mexican currency relative to the US dollar. These efforts are being made in an attempt to reduce Total US$ Cash Costs per ounce, in order to continue to improve operating income through the final quarter of 2010.

OFF-BALANCE SHEET ARRANGEMENTS

At September 30, 2010, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes. Derivative instruments are carried at fair value.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. During the quarter ended September 30, 2010, there were no significant transactions with related parties.

PROPOSED TRANSACTIONS

Other than as disclosed herein, the board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

CONTRACTUAL OBLIGATIONS

At September 30, 2010, the Company’s liabilities have contractual maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Office Lease	$347,400	$231,600	$115,800	$-	$-
Capital Lease Obligations	3,403,662	1,422,368	1,625,271	356,023	-
FIFOMI Loan Facilities	1,390,077	1,390,077	-	-	-
Prepayment Facility	1,302,089	1,302,089	-	-	-
Real de Catorce Payments (1)	1,235,760	1,235,760	-	-	-
Asset Retirement Obligations	4,750,421	-	-	-	4,750,421
Accounts Payable and Accrued Liabilities	13,225,832	13,225,832	-	-	-
Total Contractual Obligations	$25,655,240	$18,807,725	$1,741,071	$356,023	$4,750,421

(1) Contract commitments to acquire surface rights, properties and geological information relating to the Real de Catorce Project.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for the year ended December 31, 2009. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;

  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2009 and determined there was no impairment to its mineral property interests. The estimates used by management were subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The mineral reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the country in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at September 30, 2010.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling it on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at September 30, 2010, and management assessed whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

In December 2009, Mexico introduced tax consolidation reform tax rules which, effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five year period. First Majestic’s first tax deferral benefit from consolidation was realized in 2008, and as such the benefit of tax consolidation would be recaptured from 2013 to 2018. Numerous companies in Mexico are challenging the legality of these regressive tax reforms. It is unlikely that the outcome of these challenges will be determinable for several years.

Other changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide an accurate single measure of the actual fair value of the Company’s stock options granted during the year.

FUTURE ACCOUNTING CHANGES

Business Combinations, Consolidations and Non-controlling interests

The CICA has approved new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). These new sections will be effective for years beginning on or after January 1, 2011, with early adoption permitted. Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The Company has adopted these new standards for the period ended September 30, 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company will be required to begin reporting under IFRS for the quarter ending March 31, 2011, and will be required to prepare a revised opening balance sheet as at January 1, 2010, and provide information that conforms to IFRS for comparative periods presented.

The Company has developed an IFRS changeover plan which addresses the key areas such as accounting policies, financial reporting, disclosure controls and procedures, information systems, education and training and other business activities.

The Company commenced its IFRS conversion project during the third quarter of 2009 and has established a conversion plan and an IFRS project team. The IFRS conversion project is comprised of three phases: i) project planning, scoping and preliminary impact analysis; ii) detailed diagnostics and evaluation of financial impacts, selection of accounting policies, and design of operational and business processes; and iii) implementation and review.

The Company is in the second phase of its conversion plan and has completed a detailed analysis of the standards, including the evaluation of policy choices for those standards that may have an impact on its financial statements, business processes and systems.

Management is in the process of quantifying the expected material differences between lFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected in key accounting areas. The Company cannot reasonably determine the full impact that adopting IFRS would have on its financial statements at this time. As a result, it is unable to quantify the impact of adopting IFRS on the financial statements as at September 30, 2010.

The Company is continuing to monitor developments in standards and interpretations of standards and industry practices. Due to anticipated changes to IFRS and International Accounting Standards prior to the adoption of IFRS, management’s plan is subject to change based on new facts and circumstances that arise.

The following list, though not exhaustive, identifies some of the changes in key accounting policies due to the adoption of IFRS:

Standards	Difference from GAAP	Potential Impact
Presentation and disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards. In addition, classification and presentation may be different for some balance sheet items.	The increased disclosure requirements will cause the Company to change financial reporting processes to ensure the appropriate data is collected. The Company is analyzing the impact of classification and presentation changes.
First time Adoption of IFRS (IFRS 1)	IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS. With regards to the IFRS transition, the Company continues to analyze the optional exemptions available under IFRS 1.	The adoption of certain exemptions will impact the January 1, 2010 opening balance sheet adjustments. The Company continues to assess the appropriateness of the accounting policies applied under IFRS both at the time of transition and following transition.
Property, Plant and Equipment (IAS 16)	IFRS requires all significant components of property, plant and equipment (“PPE”) to be amortized according to their individual useful lives as determined in accordance with IFRS. IAS 16 permits the revaluation of PPE to fair value.	Potentially material components within processing plants will have shorter useful lives than the entire plant, requiring increased amortization expenses.
Impairment of Long-lived Assets (IAS 36)	IFRS requires the assessment of asset impairment to be based on comparing the carrying amount to the recoverable amount using discounted cashflows while GAAP only requires discounting if the carrying value of assets exceeds the undiscounted cash flows. IFRS also requires the reversal of any previous asset impairments, excluding goodwill, where circumstances have changed. GAAP prohibits the reversal of impairment losses.	The differences in methodology may result in asset revaluations upon transition to IFRS. .
Asset Retirement Obligations (IAS 37)	Differences include the basis of estimation for undiscounted cashflows, the discount rate used, the frequency of liability remeasurement, and recognition of a liability when a constructive obligation exists.	IFRS 1 provides an exemption which allows the Company to recognize reclamation and closure costs obligations, estimate costs of the related mining properties using risk free rates, and recalculating depreciation and depletion of assets at fair value as at January 1, 2010.
Income Taxes (subject to adoption at transition of a revised IAS 12 standard)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.	Deferred tax assets may be derecognized at transition. This standard is in-transition since IAS 12 was withdrawn in November 2009 and the AcSB will adopt the converged standard at changeover to IFRS. The Company is assessing the changes but the changes are not likely significant.
Functional Currency (IAS 21)	IAS 21 requires the Company to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired.	IFRS 1 provides an exemption that allows a Company to reset its cumulative translation account to zero at the date of transition, with the balance being transferred to opening retained earnings.
Business Combinations (IFRS 3)	Under GAAP, the new HB section 1582 is effective January 1, 2011 and early adoption is permitted. This standard converges Canadian Standard with IFRS 3.	Early adoption of HB section 1582 is permitted, and the Company adopted this section effective January 1, 2010. IFRS 1 includes an exemption for business combinations which occurred prior to the date of transition.
Leases (IAS 17)	IFRS classifies leases as either financing or operating leases and classification depends on whether substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred from the lessor to the lessee, and is made at the inception of the lease. There are no quantitative thresholds similar to GAAP.	The Company is developing internal indicators to assist in lease classification under IFRS.
Borrowing Costs (IAS 23)	IAS 23 does not allow the expensing of borrowing costs, to the extent they are directly attributable to acquisition, production and construction of a qualifying asset.	IFRS 1 allows companies to capitalize borrowing costs relating to all qualifying assets prospectively on adoption.

Standards	Difference from GAAP	Potential Impact
Stock-based Compensation (IFRS 2)	Under Canadian GAAP, obligations for cash payments under stock-based compensation plans are accrued using the intrinsic method, compared to the fair value method under IFRS. IFRS also requires the fair value of stock options to be recognized using the graded vesting method, whereas Canadian GAAP allows the straight-line method or the graded vesting method to be used.	While the carrying value of each reporting period will be different under IFRS, the cumulative expense recognized over the life of the instrument will be similar to Canadian GAAP. The graded vesting method will result in the majority of stock option value being recognized upfront. The Company will adopt this change prospectively using the IFRS 1 exemption for share units that vest prior to January 1, 2010.

Other important considerations during the IFRS transition are the following:

Internal control over financial reporting (“ICFR”) – for all accounting policy changes identified, the Company will assess the impact on the ICFR design and effectiveness implications and will ensure that all changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

Disclosure controls and procedures (“DC&P”) – for all accounting policy changes identified an assessment of DC&P design and effectiveness implication will be analyzed to address any issues with respect to DC&P during IFRS transition.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management has been remediating internal controls since 2009, and is proceeding on a course of strengthening internal controls in accounting systems in Mexico and Canada. The risk of material error is mitigated by extensive management reviews of financial and operating reports, account reconciliations and analyses in both Mexico and Canada. Significant progress on management’s remediation plan has been achieved, and management expects the remainder of its current plan to be completed by the end of 2010.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico, however these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at September 30, 2010.

OTHER MD&A REQUIREMENTS

Additional information relating to the Company may be found on or in:

  SEDAR at www.sedar.com,
  the Company’s Annual Information Form,
  the Company’s audited consolidated financial statements for the year ended December 31, 2009.